UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

NASB Financial, Inc.
(Name of Issuer)
Common Stock, $0.15 par value
(Title of Class of Securities)
628968109
(CUSIP Number)
David H. Hancock
12498 South 71 Highway
Grandview, Missouri 64030
(816) 765-2200
With a copy to:
Craig L. Evans
Stinson Morrison Hecker LLP
1201 Walnut, Suite 2900
Kansas City, Missouri 64106-21150
(816) 842-8600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	628968109

1	NAMES OF REPORTING PERSONS David H. Hancock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

	7	SOLE VOTING POWER

NUMBER OF		4,238,831

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,259,233

WITH	10	SHARED DISPOSITIVE POWER

264,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,238,831

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Represents the aggregate number of outstanding shares of the issuer’s common stock beneficially owned by David H. Hancock and the parties to a Voting Agreement, dated September 29, 2011, obligating Linda S. Hancock, Eugene Alexander Hancock, Trustee of the David H. Hancock GST Trust for Eugene Alexander Hancock u/t/a dated September 8, 2009, Lyndsay Hancock Harlander, Trustee of the David H. Hancock GST Trust for Lyndsay Hancock Harlander u/t/a dated September 8, 2009, and Patrick David Hancock, Trustee of the David H. Hancock GST Trust for Patrick David Hancock u/t/a dated September 8, 2009 (collectively, the “Stockholders”), to vote their shares of common stock as directed by David H. Hancock.
(2) Based on 7,867,614 shares of the issuer’s common stock outstanding as of August 5, 2011, as designated by the issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 9, 2011.

Item 1.	Security and Issuer
This statement relates to NASB Financial, Inc., a Missouri corporation (the “Company”), common stock, par value $0.15 per share. The principal and executive offices of the Company are located at 12498 South 71 Highway, Grandview, Missouri 64030.

Item 2.	Identity and Background
(a)	The name of the person filing this statement is David H. Hancock.
(b)	Mr. Hancock’s business address is 12498 South 71 Highway, Grandview, Missouri 64030.
(c)
Mr. Hancock’s present occupation is Chairman and Chief Executive Officer of the Company and its wholly-owned subsidiary North American Savings Bank, FSB, 12498 South 71 Highway, Grandview, Missouri 64030.

(d)	Mr. Hancock, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Mr. Hancock, during the past five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hancock is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
The funds used by Mr. Hancock to purchase the stock owned by him have come from Mr. Hancock’s personal funds. Mr. Hancock did not pay any additional consideration for the Voting Agreement.
References to, and descriptions of, the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Voting Agreement incorporated by reference as Exhibit 1 to this Schedule 13D. This agreement is incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction
Mr. Hancock has acquired this stock for investment purposes, and may or may not acquire additional stock for investment purposes. Mr. Hancock entered into the Voting Agreement to ensure continuity of management and strategic direction of the Company.

Item 5.	Interest in Securities of the Issuer
(a)
As a result of the Voting Agreement, Mr. Hancock may be deemed to be the beneficial owner of 4,238,831 shares of the Company’s common stock. This number of shares represents approximately 53.9% of the issuer’s outstanding common stock, based on 7,867,614 shares of the Company’s common stock outstanding as of August 5, 2011, as represented by the Company in its most recent Quarterly Report on Form 10-Q.

(b)
Due to the Voting Agreement which provides that the Stockholders will vote their shares of the Company’s common stock as directed by Mr. Hancock, Mr. Hancock is deemed to have sole voting power over the 4,238,831 shares of the Company’s common stock beneficially owned by the Stockholders. Mr. Hancock has no shared voting power over any shares of the Company’s common stock. Mr. Hancock is deemed to have shared dispositive power over 264,068 shares of the Company’s common stock held by Linda S. Hancock, his spouse, and does not have any dispositive power over the shares of the Company’s common stock owned by the other Stockholders. Schedule A sets forth the name, address, and state or other place of organization of each Stockholder that has entered into the Voting Agreement with David H. Hancock, and the aggregate number of shares of NASB Financial, Inc. common stock held by each such person as of September 29, 2011. During the last five years, no Stockholder has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, no Stockholder has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The terms of the Voting Agreement are described under Item 4(a) above.

Item 7.	Material to Be Filed as Exhibits
The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Voting Agreement, dated as September 29, 2011, by and among David H. Hancock and certain stockholders of NASB Financial, Inc.
Signature
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 6, 2011

/s/ David H. Hancock
David H. Hancock

SCHEDULE A
Parties to Voting Agreement
The following table sets forth the name, address, and state or other place of organization of each Stockholder that has entered into the Voting Agreement with David H. Hancock, and the aggregate number of shares of NASB Financial, Inc. common stock held by each such person as of September 29, 2011.

			Total Beneficial
	State or Other Place		Ownership
	of Organization/		of Shares as of
Name and Address	Citizenship	Occupation/Business	September 29, 2011
Linda S. Hancock	United States	Owner of Linda	264,068
5049 Wornall, Apt. 5EF		Smith Hancock
Kansas City, Missouri 64112		Interiors; Director
		of the Company

Eugene Alexander Hancock,	Missouri	Trust	238,510
Trustee of the David H. Hancock GST Trust for Eugene Alexander Hancock u/t/a dated September 8, 2009 5923 Overhill Road Mission Hills, Kansas 66208

Lindsay Hancock Harlander,	Missouri	Trust	238,510
Trustee of the David H. Hancock GST for Lindsay Hancock Harlander u/t/a dated September 8, 2009 17 Tidewater Way Savannah, Georgia 31411

Patrick David Hancock,	Missouri	Trust	238,510
Trustee of the David H. Hancock GST for Patrick David Hancock u/t/a dated September 8, 2009 301 Elizabeth Street, Apt. 7F New York, New York 10012

		Total	979,598

EXHIBIT INDEX

Exhibit No.	Title

1	Voting Agreement, dated as September 29, 2011, by and among certain stockholders of NASB Financial, Inc. and David H. Hancock.